Amendment to Administration, Bookkeeping and Pricing Services Agreement

THIS AMENDMENT IS MADE AS OF FEBRUARY 28, 2017 (the “Effective Date”) between WesMark Funds (the “Trust”), an open-end, management investment company organized as a business trust under the laws of the State of Massachusetts, and ALPS Fund Services, Inc. (“ALPS”), a Colorado corporation.

WHEREAS, the Trust and ALPS have entered into an Administration, Bookkeeping and Pricing Services Agreement dated March 31, 2009, as amended (the “Agreement”); and

WHEREAS, the Trust and ALPS wish to modify the Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter contained, the parties hereto agree as follows:

1. As of the Effective Date, Appendix A of the Agreement is replaced in its entirety with the new Appendix A attached hereto and incorporated by reference herein.

2. As of the Effective Date, Appendix C of the Agreement is replaced in its entirety with the new Appendix C attached hereto and incorporated by reference herein.

3.	All other provisions of the Agreement shall remain unchanged.

IN WITNESS WHEREOF, the Amendment has been executed by a duly authorized representative of each of the parties hereto as of the date of this Amendment as set forth above.

WESMARK FUNDS		ALPS FUND SERVICES, INC.

By:	/s/David B. Ellwood	By:	/s/Jeremy O. May
Name:	David B. Ellwood	Name:	Jeremy O. May
Title:	President	Title:	President

APPENDIX A

LIST OF PORTFOLIOS

WesMark Small Company Growth Fund
WesMark Growth Fund
WesMark Balanced Fund
WesMark Government Bond Fund
WesMark West Virginia Municipal Bond Fund
WesMark Tactical Opportunity Fund

APPENDIX C

COMPENSATION

Annual Fee: Greater of $700,000 annual minimum for the Portfolios listed on Appendix A as of the Effective Date (hereafter “Minimum Fee”) or:

i.	7.0 basis points of the Portfolios’ average annual net assets between $0 - $lB;
ii.	5.0 basis points of the Portfolios’ average annual net assets between $lB - $3B; and
iii.	4.0 basis points of the Portfolios’ average annual net assets over $3B.

The Minimum Fee will be allocated among the Portfolios listed on Appendix A in the following manner:

(i). each Portfolio listed on Appendix A will be allocated $50,000 (the “Per-Portfolio Allocation”); and

(ii) any remaining amounts of the Minimum Fee after the Per-Portfolio Allocation will be allocated among the Portfolios listed in Appendix A based upon the relative net assets of each Portfolio.

In addition, there will be a $5,000 annual fee charged per each additional share class.

Pass-through at cost of out-of-pocket expenses, including: third-party security pricing and/or data fees; Bloomberg fees; Gainskeeper fees; Blue Sky fees; control review reports; travel expenses to Board meetings and on-sight supervisory reviews; sales reporting and customized programming/enhancements; and other expenses which may occur at the direction of the Trust.

LATE CHARGES: All invoices are due and payable upon receipt. Any invoices not paid within forty-five (45) days of the invoice date are subject to a one percent (l%) per month financing charge on any unpaid balance but only to the extent permitted by law.